PETROSEARCH ENERGY CORPORATION
                           675 Bering Drive, Suite 200
                              Houston, Texas  77057
                                 (713) 961-9337


                                  June 7, 2006

BY FAX:  202-772-9204

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn: Kurt K. Murao
450 Fifth Street, N.W.
Washington, D.C. 20549-0308

RE:  PETROSEARCH ENERGY CORPORATION
     POST-EFFECTIVE  AMENDMENT  NUMBER  1 TO REGISTRATION STATEMENT ON FORM SB-2
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     (File No.  333-125539)

Dear Mr. Murao:

On behalf of Petrosearch Energy Corporation (the "Company"), I hereby request that the effectiveness of the Post-Effective Amendment No. 1 to the Registration Statement of the Company as referred to above be accelerated to Thursday, June 8, 2006.

The  Company  acknowledges  the  following:

     Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

     The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need any additional information, please contact me at your earliest convenience. I thank you in advance for your attention to this matter.

                                   Very truly yours,

                                   /s/ Richard D. Dole
                                   -------------------

                                   Richard D. Dole
                                   President and Chief Executive Officer